Exhibit 1.1

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of
China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Indicative Announcement in relation to Share Reform

China Eastern Air Holding Company, the only shareholder holding non-circulating A  shares of the Company, has proposed a share reform plan.

The Company hereby announces that trading in the A shares of the Company on the Shanghai Stock Exchange will be suspended with effect from the date of publication of this announcement.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the requirements under the relevant documents including the “Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market” (Guo Fa [2004] No.3), the “Guiding Opinions on the Share Reform of Listed Companies”, “Administration Measures on the Share Reform of Listed Companies” (Zheng Jian Fa [2005] No.86), “Operative Guidelines on the Share Reform of Listed Companies” and “Notice on Certain Issues Regarding Management of the State-owned Shares Involved in the Share Reform of Listed Companies” issued by the State-owned Assets Supervision and Administration Commission of the State Council, China Eastern Air Holding Company, the only shareholder holding non-circulating A shares of the Company, has proposed a share reform plan. The board of directors of the Company have appointed the sponsor of the share reform plan to seek the opinion of Shanghai Stock Exchange (the “SSE”) in relation to the technical feasibility of the share reform plan and the timetable for convening the relevant meeting of the shareholders of the A shares of the Company. Having consulted the SSE, the Company hereby announces as follows:

1.	trading of A shares of the Company on the SSE is suspended with effect from the date of publication of this announcement;

2.	the Company will publish a notice of the relevant meeting of the shareholders of the A shares of the Company before 24 November 2006 with the disclosure of the relevant information on the share reform plan. If the share reform plan fails to be disclosed on time, the Company will make an announcement regarding the cancellation of the share reform plan on 24 November 2006 and trading in the A shares of the Company will be resumed on the next trading day.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the PRC
17 November 2006